FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of June 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  June 27, 2018

Press Release

Eltek Reports 2018 First Quarter Financial Results

•	Revenues of $8.9 million
•	Gross profit of $444,000
•	Net loss of $670,000

PETACH-TIKVA, Israel, June 27, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended March 31, 2018.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "Our revenues in the first quarter of 2018 increased to $8.9 million, compared to revenues of $8.5 million in the first quarter of 2017. While we are still facing challenges in our manufacturing operations, we are deploying our best resources to resolve them."

Highlights of the First Quarter of 2018 compared to the First Quarter of 2017

•	Revenues for the first quarter of 2018 were $8.9 million compared to revenues of $8.5 million in the first quarter of 2017;

•	Gross profit was $444,000 (5.0% of revenues) compared to gross profit of $485,000 (5.7% of revenues) in the first quarter of 2017;

•	Operating loss was $626,000 compared to an operating loss of $630,000 in the first quarter of 2017;

•	Net loss was $670,000, or $0.33 per fully diluted share compared to a net loss of $814,000, or $0.40 per fully diluted share, in the first quarter of 2017;

•	EBITDA was a negative $185,000 (2.1% of revenues) compared to a negative EBITDA of $210,000 (2.5% of revenues), in the first quarter of 2017;

•	Net cash used in operating activities amounted to $859,000 compared to net cash used in operating activities of $776,000 in the first quarter of 2017.

Conference Call

Today, Wednesday, June 27, 2018, at 9:00 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Roberto Tulman, Deputy CEO and Chief Technology Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180609
International:	+972-3-9180609

                                  At:
9:00 a.m. Eastern Time
6:00 a.m. Pacific Time
16:00 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2018	2017

Revenues	8,943	8,467
Costs of revenues	(8,499)	(7,983)

Gross profit	444	485

Selling, general and administrative expenses	(1,069)	(1,095)

R&D expenses, net	(1)	(19)

Operating profit (loss)	(626)	(630)

Financial expenses, net	(27)	(177)

Profit (loss) before other income, net	(653)	(807)

Other income, net	0	16

Profit (loss) before income tax expenses	(653)	(791)

Tax expenses	(17)	(23)

Net Profit (loss)	(670)	(814)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.33)	(0.40)

Weighted average number of ordinary shares used to compute basic and diluted net gain (loss) per ordinary share (in thousands)	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	March 31,
	2018	2017
Assets

Current assets
Cash and cash equivalents	435	1,029
Receivables: Trade, net of provision for doubtful accounts	8,415	7,007
Other	808	160
Inventories	4,395	3,992
Prepaid expenses	241	263

Total current assets	14,294	12,451

Deferred taxes	0	(12)

Assets held for employees' severance benefits	56	53

Fixed assets, less accumulated depreciation	8,075	8,871

Intangible asset	0	341

Total assets	22,425	21,704

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	8,961	3,918
Accounts payable: Trade	6,304	5,785
Other	3,860	3,853

Total current liabilities	19,125	13,556

Long-term liabilities
Long term debt, excluding current maturities	306	1,803
Employee severance benefits	240	151

Total long-term liabilities	546	1,954

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,380	2,189
Capital reserve	695	695
Accumulated deficit	(19,576)	(15,945)
Shareholders' equity	2,754	6,194
Total liabilities and shareholders' equity	22,425	21,704

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2018	2017

GAAP net Income (loss)	(670)	(814)
Add back items:

Financial expenses (income), net	27	177
Income tax expense	17	23
Depreciation and amortization	441	404
Adjusted EBITDA	(185)	(210)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2018	2017

Cash flows from operating activities:

Net Income (loss)	(670)	(814)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	441	417
Capital lose on disposal of fixed assets, net	-	(13)
Amortization of Intangible asset	-
Revaluation of long term loans	16	3
Decrease (increase) in Deferred Tax	-	12
	457	419

Decrease (increase) in trade receivables	(1,569)	(943)
Decrease (increase) in other receivables and prepaid expenses	719	56
Decrease (increase) in inventories	(585)	161
Increase (decrease) in trade payables	975	529
Increase (decrease) in other liabilities and accrued expenses	(199)	(183)
Increase (decrease) in employee severance benefits, net	13	(1)
	(646)	(381)

Net cash provided by (used in) operating activities	(859)	(776)

	Three months ended
	March 31,
	2018	2017

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(80)	(91)
Purchase of Intangible asset		-
Net cash used in investing activities	(80)	(91)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(341)	859
Increase (decrease) in short- term shareholder loan	1,156	-
Repayment of long-term loans from bank	(237)	(199)
Proceeds from long-term loans	-	(36)
Repayment of credit from fixed asset payables	(85)	(33)
Net cash provided by (used in) financing activities	493	591

Effect of translation adjustments	(6)	71

Net increase (decrease) in cash and cash equivalents	(452)	(205)

Cash and cash equivalents at beginning of the period	887	1,234

Cash and cash equivalents at period end	435	1,029